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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON D.C. 20549
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                                SCHEDULE 13D/A

                       UNDER THE SECURITIES ACT OF 1934

                              (AMENDMENT NO. 7)

                        ZENITH ELECTRONICS CORPORATION
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                               (NAME OF ISSUER)


  Common Stock, par value $1.00 per share (Including the Associated Rights)
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                        (TITLE OF CLASS OF SECURITIES)

                                 989349 10 5
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                                (CUSIP NUMBER)


              K.S. Cho                          Copy to:
          Managing Director                Younghee Jin Ottley
         LG Electronics Inc.                Winston & Strawn
           LG Twin Towers                 35 West Wacker Drive
           20, Yoido-dong                Chicago, Illinois 60601
           Youngdungpo-gu                    (312) 558-5600
        Seoul, Korea  150-721
         011-82-2-3777-3480

                (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
              AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)



                                March 31, 1997
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           (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)



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                            CUSIP NO.: 989349 10 5

1    NAME OF REPORTING PERSONS

          LG Electronics Inc.
          LG Semicon Co., Ltd.

     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) (__)

                                                                        (b) (__)

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3    SEC USE ONLY

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4    SOURCE OF FUNDS

           N/A

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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) or 2(e)                                         (___)

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6    CITIZENSHIP OR PLACE OF ORGANIZATION

           Republic of Korea

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NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7    SOLE VOTING POWER

           LG Electronics Inc    -- 37,362,000 shares of Common Stock*

8    SHARED VOTING POWER

           N/A

9    SOLE DISPOSITIVE POWER

           LG Electronics Inc.   -- 9,266,800 shares of Common Stock
           LG Semicon Co., Ltd.  -- 28,095,200 shares of Common Stock

10   SHARED DISPOSITIVE POWER

           N/A

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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           LG Electronics Inc.         -- 37,362,000 shares of Common Stock*
           LG Semicon Co., Ltd.        -- 28,095,200 shares of Common Stock

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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                       (____)

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           LG Electronics Inc.         -- 56.2%*
           LG Semicon Co., Ltd.        -- 42.3%

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14   TYPE OF PERSON REPORTING

           CO

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*    Includes the shares of Zenith Electronics Corporation's common stock, par value $1.00 ("Common Stock"), held by LG Semicon Co., Ltd., a minority-owned subsidiary of LG Electronics Inc. LG Semicon Co., Ltd. granted LG Electronics Inc. a voting proxy with respect to the Common Stock held by LG Semicon Co., Ltd. Also includes 793,000 shares held by LG Electronics Inc. obtainable pursuant to stock options exercisable within sixty (60) days of the date hereof.


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     This Amendment No. 7 amends and supplements the Tender Offer Statement on
Schedule 14D-1 and Schedule 13D dated July 21, 1995, as amended (the "Schedule 13-D") of LG Electronics Inc., a corporation organized under the laws of the Republic of Korea (the "Purchaser"), and LG Semicon Co., Ltd., a corporation organized under the laws of the Republic of Korea ("LG Semicon"), filed in connection with the Purchaser's offer to purchase up to 18,619,000 shares of the outstanding common stock, par value $1.00 per share (the "Common Stock"), of Zenith Electronics Corporation, a Delaware corporation (the "Company"), and the associated Common Stock purchase rights upon the terms and subject to the conditions set forth in the Schedule 13-D. Capitalized terms used but not otherwise defined herein shall have the meanings assigned to those terms in the
Schedule 13-D.

ITEM 1. SECURITY AND ISSUER. The name of the subject company is Zenith Electronics Corporation, a Delaware corporation, with its principal executive offices located at 1000 Milwaukee Avenue, Glenview, Illinois 60025. The equity securities to which this statement relates to are options to purchase the Common Stock of the Company.

ITEM 2. IDENTITY AND BACKGROUND. Each reporting person is a corporation organized under the laws of the Republic of Korea. The location of their principal offices are as follows:

   LG Electronics Inc.                LG Semicon Co., Ltd.
   LG Twin Towers                     1, Hyangjeong-dong Hungduk-gu
   20, Yoido-Dong Youngdungdo-gu      Cheongju, Chungchong Buk Do, Korea 360-481
   Seoul, Korea  150-721

During the last five years, neither reporting person nor, to the best of the knowledge of such reporting persons, any of the executive officers of the reporting persons or the persons carrying out functions on behalf of such reporting persons similar to that of a director in a United States corporation have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such law.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION. The options to purchase 793,000 shares of Common Stock were acquired pursuant to that certain Financial Support Agreement dated March 31, 1997 (the "Support Agreement") between the Purchaser and the Company. The consideration received by the Company in exchange for issuance of such options includes certain covenant obligations and performance guarantees by the Purchaser in connection with certain financing and lease transactions by the Company.

ITEM 4. PURPOSE OF TRANSACTION. Pursuant to the Support Agreement, the Purchaser has agreed to guarantee or undertake certain financial obligations of the Company pursuant to various financing and lease transactions. Pursuant to the Support Agreement, the Purchaser received options to purchase an aggregate amount of 3,965,000 shares of Common Stock of the Company. 793,000 of such options vest on May 1, 1997, 1998 and 1999; 175,000 of such options vest on each of May 1, 2000 through 2008; and 11,000 of such options vest on May 1, 2009.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER. Lines 7, 11 and 13 of the Cover Page to this Amendment No. 7 are hereby incorporated by reference as if originally contained herein.


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ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
TO SECURITIES OF THE ISSUER. Pursuant to an agreement dated March 25, 1997, LG Semicon appointed the Purchaser as its true-and-lawful attorney-in-fact to vote the 28,095,200 shares of Common Stock of the Company owned by LG Semicon. The proxy expires on March 25, 2010.


ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.


Exhibit No.       Description
-----------       -----------
99(a)(16)         Agreement re: proxy between LG Semicon Co., Ltd. and LG
                  Electronics Inc. dated March 25, 1997



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                                  SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  June 30, 1997

                                  LG ELECTRONICS INC.



                                        /s/ Ki-Song Cho
                                       ---------------------------------------
                                  Name:   Ki-Song Cho
                                       ---------------------------------------
                                  Title:  Managing Director
                                        --------------------------------------

                                  LG SEMICON CO., LTD.



                                        /s/ Young-Pyo Bae
                                       ---------------------------------------
                                  Name:   Young-Pyo Bae
                                       ---------------------------------------
                                  Title:  Managing Director
                                        --------------------------------------